                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*


                              Varsity Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   922281100
                                 (CUSIP Number)

                                 March 27, 2000
            (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP Number: 922281100


1. Name of Reporting Person / I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Thompson H. Rogers

2.       Check the Appropriate Box If a Member of a Group              (a) [_]
                                                                       (b) [_]

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  United States of America

Number of                           5.      Sole Voting Power
Shares                                      1,019,108 shares
Beneficially
Owned By                            6.      Shared Voting Power
Each Reporting                              1,019,108 shares
Person
With                                7.      Sole Dispositive Power
                                            1,019,108 shares

                                    8.      Shared Dispositive Power
                                            1,019,108 shares

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,019,108 shares

10. Check If the Aggregate Amount in Row (9) Excludes Certain Shares [_] (See Instructions)

11.      Percent of Class Represented by Amount in Row (9)

                  6.18%

12.      Type of Reporting Person (See Instructions)

                  IN

Item 1(a).        Name of issuer:

                        Varsity Group, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                        1130 Connecticut Avenue, Suite 350, Washington, DC 20036

Item 2(a).        Name of Person Filing:

                        Thompson H. Rogers

Item 2(b).        Address of Principal Offices or, if none, Residence:

                        1625 Farnam Street, Suite 700, Omaha, Nebraska  68102

Item 2(c).        Citizenship:

                        United States of America

Item 2(d).        Title of Class of Securities:

                        Common Stock, par value $.0001 per share

Item 2(e).        CUSIP Number:

                        922281100

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

                  (a)[_] Broker or dealer registered under Section 15 of the
                         Exchange Act;
                  (b)[_] Bank as defined in Section 3(a)(6) of the Exchange Act;
                  (c)[_] Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;
                  (d)[_] Investment company registered under Section 8 of the
                         Investment Company Act;
                  (e)[_] An investment adviser in accordance with
                         Rule 13d-1(b)(1)(ii)(E);
                  (f)[_] An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)[_] A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)[_] A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;
                  (i)[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:     1,019,108 shares

         (b) Percent of class:              6.18%

         (c) Number of shares as to which such person has:

              (i)      Sole power to vote or direct the vote: 1,019,108 shares
              (ii)     Shared power to vote or direct the vote: 1,019,108 shares
              (iii)    Sole power to dispose or to direct the disposition of:
                       1,019,108 shares
              (iv)     Shared power to dispose or to direct the disposition of:
                       1,019,108 shares

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares beneficially owned by Mr. Rogers' wife (Mrs. Rogers' powers to vote or dispose are treated as if they belonged to Mr. Rogers for purposes of this statement), and shares beneficially owned by three entities in which Mr. Rogers' directly or indirectly holds an ownership interest.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date: September 5, 2001

                                     /s/ Thompson H. Rogers
                                     ---------------------------
                                     (signature)

                                     Thompson H. Rogers
                                     ---------------------------
                                     (name/title)





                                    Attention

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)